

Mail Stop 3030

August 27, 2009

Daniel Bernstein
President and Chief Executive Officer
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, NJ 07302

> **Re: Bel Fuse Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-11676**

Dear Mr. Bernstein:

We have reviewed your letter dated August 6, 2009 regarding the above filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 49

1. We note your response to comment 4 in our July 30, 2009 letter that peer group information is "for informative purposes only." Your proposed disclosure in the July 13, 2009 letter states that your "compensation philosophy is to maintain lower base salaries as compared to those offered by our peers…." As such, please expand your proposed disclosure to explain how you evaluate what are "lower base salaries," whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise. Also, with regards to determining whether you are using benchmarks, please note that Question 118.05 of the Compliance and Disclosure Interpretations to Regulation S-K defines a benchmark as "using compensation data about other companies as a reference point on which – either

wholly or in part – to base, justify or provide a framework for a compensation decision."

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286, or me at (202) 551-3637 if you have questions on any other matters.

Sincerely,

Jay Mumford
Senior Attorney